Form C

Cover Page

Name of issuer:

Espanita Tequila Company, LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: WY
Date of organization: 1/15/2020

Physical address of issuer:

109 E 17th Street
Suite 450
Cheyenne WY 82001

Website of issuer:

http://www.espanita-tequila.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Preferred Membership Unit

Target number of securities to be offered:

25,000

Price:

$2.50000

Method for determining price:

Dividing pre-money valuation $37,500,000.00 (or $30,000,000.00 for investors in the first $750,000.00) by number of units outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$427,200.00	$292,252.00
Cash & Cash Equivalents:	$167,757.00	$292,252.00
Accounts Receivable:	$72,480.00	$0.00
Short-term Debt:	$20,190.00	$2,233.00
[illegible]	[illegible]	[illegible]

Long-term Debt:	$300,000.00	$290,000.00
Revenues/Sales:	$72,480.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($143,019.00)	($2,554.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Espanita Tequila Company, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Marina Wilson	CEO	Espanita Tequila Company	2020
Patrick Wilson	COO	Espanita Tequila Company	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Marina Wilson	President	2020
Marina Wilson	CEO	2020
Patrick Wilson	COO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
SPIRITED VENTURES I, LLC	14000000.0 Common Units	93.3

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Our business is subject to commercial, political, and financial risks, including foreign currency exchange rate fluctuations, geopolitical uncertainty, changes to international trade agreements and tariffs, import and excise duties, other taxes and corruption risk.

Espanita Tequila is produced in Mexico; accordingly, we are subject to risks associated with doing business internationally, including commercial, political, and financial risks as well as potentially imposed tariffs on tequila imports into the United States. The U.S. and other countries, in which we may operate in the future, impose import and excise duties, tariffs, and other taxes on beverage alcohol products in varying amounts. The U.S. federal government or other governmental bodies may propose changes to international trade agreements, tariffs, taxes and other government rules and regulations. Significant increases in import and excise duties or other taxes on beverage alcohol products could have a material adverse effect on the retail pricing and sales of Espanita Tequila and, consequently, on our business, liquidity, financial condition and/or results of operations. In addition, we are subject to potential business disruption caused by military conflicts; potentially unstable governments or legal systems; civil or political upheaval or unrest; local labor policies and conditions; possible expropriation, nationalization, or confiscation of assets; problems with repatriation of foreign earnings; economic or trade sanctions; closure of markets to imports; anti-American sentiment; terrorism or other types of violence in or outside the United States.

National and local governments in the USA may adopt regulations that could limit our business activities or increase our costs.

The U.S. federal, state and local governmental agencies extensively regulate the beverage alcohol products industry concerning such matters as licensing, warehousing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. Certain federal, state or local regulations also require warning labels and signage. New or revised regulations or increased licensing fees, requirements or taxes could have a material adverse effect on our business, liquidity, financial condition or results of operations. Additionally, various jurisdictions may seek to adopt significant additional product labeling or warning requirements or limitations on the marketing or sale of our products because of what our products contain or allegations that our products cause adverse health effects. If these types of requirements become applicable to Espanita Tequila under current or future environmental or health laws or regulations, they may inhibit the sales. In addition, changes in laws, regulatory measures, or governmental policies, or the manner in which current ones are interpreted, could cause us to incur material additional costs or liabilities, and jeopardize the growth of our business. Specifically, governments may prohibit, impose, or increase limitations on advertising and promotional activities, or times or locations where beverage alcohol may be sold or consumed, or adopt other measures that could limit our opportunities to reach consumers and market the brand.

Unfavorable economic conditions could negatively affect our operations and results.

Unfavorable global or regional economic conditions could adversely affect our business and financial results. Unfavorable economic conditions could cause governments to increase taxes on beverage alcohol to attempt to raise revenue, reducing consumers' willingness to make discretionary purchases of beverage alcohol products or pay for premium brands such as Espanita Tequila. In unfavorable economic conditions, consumers may make more value-driven and price-sensitive purchasing choices. Unfavorable economic conditions could also adversely affect Espanita Tequila's trade partners, suppliers of packaging components and ingredients, distributors, and retailers, who in turn could experience cash flow problems, more costly or unavailable financing, credit defaults, and other financial hardships. This could lead to distributor or retailer destocking, disruption in raw material supply, increase our bad debt expense. Other potential negative consequences to our business from unfavorable economic conditions include higher interest rates, an increase in the rate of inflation, deflation, exchange rate fluctuations or credit or capital market instability.

Our business can be negatively impacted by health pandemics, such as COVID-19 (coronavirus), which affect consumers discretionary spending and disrupt distribution channels.

The COVID-19 pandemic has created unfavorable economic conditions across the globe and negatively affected all three tiers of distribution system that serves distilled spirits industry. There can be no certainty about the length of the COVID-19 pandemic and its short-term and long-term impacts upon the distribution of distilled spirits and upon our trade buyers, in particular, on the vulnerable hospitality industry. As a part of COVID-19 containing measures, many on-premise accounts are closed or have to operate at reduced capacity. While the Company works on developing alternative distribution routes that predominantly rely on digital sale channels and e-commerce, there is no guarantee that we can successfully leverage these sales without our revenue streams being impacted.

Tax increases and changes in tax rules could adversely affect our financial results

Tax increases and changes in tax rules could adversely affect our financial results.

Our business is sensitive to changes in both direct and indirect taxes. The U.S. federal budget and individual state, provincial, local municipal budget deficits, or deficits in other governmental entities, could result in increased taxes on our products, business, customers or consumers. Various proposals to increase taxes on beverage alcohol products have been made at the federal and state levels or at other governmental bodies in recent years. Federal, state, provincial, local or foreign governmental entities may consider increasing taxes upon beverage alcohol products as they explore available alternatives for raising funds. New tax rules, accounting standards, or pronouncements, and changes in interpretation of existing rules, standards, or pronouncements could also have a significant adverse effect on our business and financial results. Importation and distribution of distilled spirits are also subject to numerous duties or taxes that are not based on income, sometimes referred to as "indirect taxes." These indirect taxes include excise taxes, sales or value-added taxes, property taxes, payroll taxes, import and export duties, and tariffs. Increases in or the imposition of new indirect taxes on importation and distribution of Espanita Tequila would increase the cost of Espanita Tequila or, to the extent levied directly on consumers, make Espanita Tequila less affordable, which could negatively affect financial results by reducing purchases of our products and encouraging consumers to switch to lower priced or lower-taxed product categories.

Our business performance is solely dependent upon performance of Espanita product line and maintaining the reputation of Espanita Tequila among consumers and trade buyers.

Espanita tequila is our primary driver of revenue and growth. A brand's reputational value is based in large part on consumer perceptions, and even an isolated incident that causes harm – particularly one resulting in widespread negative publicity – could adversely influence these perceptions and erode consumer trust and confidence in the brand. Significant damage to the brand equity of Espanita tequila would adversely affect our business. Our reputation could also be impacted negatively by public perception, adverse publicity (whether or not valid), negative comments in social media, or our responses relating to:

· a perceived failure to maintain high ethical, social and environmental standards for all our operations and activities;

· a perceived failure to address concerns relating to the quality, safety or integrity of our products;

· allegations that we, or persons associated with us or formerly associated with us, have violated applicable laws or regulations, including but not limited to those related to safety, employment, discrimination, harassment, whistleblowing, privacy, or cyber-security;

· our environmental impact, including use of agricultural materials, packaging, water and energy use, and waste management; or,

· efforts that are perceived as insufficient to promote the responsible use of alcohol.

Additionally, should we not be successful in our efforts to maintain or increase the relevance of the Espanita brand to current and future consumers, our business and operating results could suffer.

Our business performance is substantially dependent upon the continued growth of craft spirits and tequila industry segments.

Our business is based on sales of craft tequila, which is currently represent one of the most quickly growing segments of distilled spirits industry. However, changes in consumer preferences regarding these categories of products may have an adverse effect on our sales and financial condition. Given the importance of the popularity of craft spirits and tequila to our overall success, a significant or sustained decline in volume or selling price of these products would likely have a negative effect on our growth and financial performance. Further, consumer preferences and tastes may shift due to, among other reasons, changing taste preferences, demographics or perceived value. Consequently, any material shift in consumer preferences and taste in our major markets away from tequila and craft spirits brands, and our Espanita tequila in particular, could have a negative impact on our business, liquidity, financial condition and/or results of operations. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies, and changes in leisure, dining and beverage consumption patterns.

Changes in consumer preferences and purchases, any decline in the social acceptability of our products, or governmental adoption of policies disadvantageous to beverage alcohol could negatively affect our business results.

We are a branded consumer products company in a highly competitive market, and our success depends substantially on our continued ability to offer consumers appealing, high-quality tequila products. Consumer preferences and purchases may shift, often in unpredictable ways, due to several factors, including health and wellness trends; changes in economic conditions, demographic, and social trends; public health policies and initiatives; changes in government regulation of beverage alcohol products; concerns or regulations related to product safety; legalization of marijuana use on a more widespread basis within the United States, or elsewhere; and changes in trends related to travel, leisure, dining, gifting, entertaining, and beverage consumption trends. Shifts in consumption and purchasing channels could also adversely impact our profitability. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for craft tequila in favor of other products. In addition, we could experience unfavorable business results if we fail to attract consumers from diverse backgrounds and ethnicities in all markets where we sell our products. To continue to succeed, we must anticipate or react effectively to shifts in demographics, consumer behavior, consumer preferences, drinking tastes, and drinking occasions.

Potential disruption at our production facility could adversely affect our business.

Espanita tequila is distilled in the single location. A catastrophic event causing physical damage, disruption, or failure at our distillation facility could adversely affect our business while we are relocating the production to another facility. Alternative facilities with sufficient capacity or capabilities may not readily be available, may cost substantially more or may take a significant time to start production, any of which could have a material adverse effect on our business, liquidity, financial condition and/or results of operations. Further, because Espanita Reposado and Espanita Añejo tequilas are aged for various periods, we maintain a substantial inventory of aged and maturing products in aging cellars. The loss of a substantial amount of aged inventory – through fire, other natural or man-made disaster, contamination, or otherwise – could significantly reduce the supply of the affected product or products. A consequence of any of these or other supply chain disruptions could prevent us from meeting consumer demand for the affected products for a period of time and affect our financial results.

We are dependent on a contract manufacturer to produce Espanita Tequila. Failure to obtain satisfactory performance from our supplier or loss of our current supplier could cause us to lose sales, incur additional costs and lose credibility in the marketplace.

Espanita Tequila is produced by the contract manufacturer in Mexico, Impulsora Rombo S.A. de C.V. The failure of our supplier to timely perform as contracted, the termination of our written or oral agreements or an adverse change in the terms of these agreements could have a negative material impact on our business and our ability to continue as ongoing concern due to the possible interruption of the sales caused by the need to contract with another supplier for importation of Espanita Tequila and the time required for certification and approval of such transactions by the federal government and the regulatory authority in Mexico, the Consejo Regulador del Tequila (the "CRT"). If our current or future suppliers will increase their prices due to, among other reasons, the shortage in Blue Agave supply, we may not have alternative sources of supply and many not be able to raise the prices of Espanita Tequila to cover all or even a portion of the increased costs, which would negatively affect profit margins and results of operations. The failure of the contract supplier to manufacture the products according to the Company's established standards of quality can also harm our business and negatively affect Espanita's brand value.

Dependence on a federally licensed importer of distilled spirits.

As the Company is not a licensed importer of distilled spirits, the importation and sales of Espanita Tequila must be handled by the licensed importation company. Currently, the Company's appointed licensed importer is Double Eagle Imports Ltd, a Georgia corporation, which handles all aspects of product sourcing, importation, U.S. Customs clearance, warehousing and sales of Espanita Tequila to licensed wholesalers. If, through any reason, our importer's licenses and permits are suspended or revoked, or the company terminates its operations or is unable to timely perform as contracted, we would need to select and appoint another licensed importer and we could suffer business interruptions and delays.

Higher costs or unavailability of materials could adversely affect our financial results, as could our inability to obtain certain finished goods or to sell used materials.

In production of Espanita Tequila, we use materials and ingredients that we purchase from suppliers. Availability of the raw materials such as Blue Agave and other product ingredients, glass bottles, bottle closures, packaging, cardboard and other materials used to produce and package Espanita Tequila is crucial for Espanita Tequila's production cycle. The supply and price of raw materials, packaging materials and energy can be affected by many factors beyond our control, including market demand, global geopolitical events (especially as to their impact on crude oil prices), droughts and other weather conditions or natural or man-made events, economic factors affecting growth decisions, inflation, plant diseases and theft. If any of our key suppliers were no longer able to meet our timing, quality, or capacity requirements, ceased doing business with us, or significantly raised prices, and we could not promptly develop alternative cost-effective sources of supply or production, our operations and financial results could suffer. Higher costs or insufficient availability of suitable Blue Agave, water, wood barrels, glass bottles, closures, and other input materials, or higher associated labor costs or insufficient availability of labor, may adversely affect our financial results. Similarly, when energy costs rise, transportation, freight, and other operating costs, such as distilling and bottling expenses, also may increase. Our freight cost and the timely delivery of our products could be adversely affected by a number of factors that could reduce the profitability of our operations, including driver shortages, higher fuel costs, weather conditions, traffic congestion, increased government regulation, and other matters. Our financial results may be adversely affected if we are not able to pass along energy and freight cost increases through higher prices to our customers without reducing demand or sales. International or domestic geopolitical or other events, including the imposition of any tariffs or quotas by governmental authorities on any raw materials that we use in the production of our products, could adversely affect the supply and cost of these raw materials to us. If we cannot offset higher raw material costs with higher selling prices, increased sales volume, or reductions in other costs, our profitability could be adversely affected. Weather, the effects of climate change, fires, diseases, and other agricultural uncertainties that affect the mortality, health, yield, quality, or price of Blue Agave used in our products also present risks for our business. Changes in weather patterns or intensity can disrupt our supply chain as well, which may affect production operations, insurance costs and coverage, and the timely delivery of our products. To the extent any of the foregoing factors increases the costs of our finished products or lead to a shortage of our product supply, we could experience a material adverse effect on our business, liquidity, financial condition and/or results of operations.

Significant additional labeling or warning requirements or limitations on the availability of our products could inhibit sales of affected products.

Various domestic or international jurisdictions have adopted or may seek to adopt significant additional product labeling or warning requirements or limitations on the availability of our products relating to the content or perceived adverse health consequences of some of our products. Several such labeling regulations or laws require warnings on any product with substances that the state lists as potentially associated with cancer or birth defects. Alcohol beverage products already raise health and safety concerns for some regulators, and heightened requirements could be imposed. If additional or more severe requirements of this type are imposed on our products under current or future health, environmental, or other laws or regulations, they could inhibit sales of such products. Further, we cannot predict whether Espanita Tequila will become subject to increased rules and regulations which, if enacted, could increase our costs or adversely impact sales.

Consolidation among beverage alcohol producers, wholesalers, and retailers, or changes to Espanita Tequila's route-to-consumer model, could hinder the marketing, sale, or distribution of our products.

In the United States, beverage alcohol must be sold by licensed manufacturer or importer either to distributors for resale to retail outlets or in the states that control alcohol sales (or "control" states), to state governments who then sell them to retail customers and consumers. We are in a highly competitive industry and our sales could be negatively affected by numerous factors including:

- our inability to maintain or increase prices;
- new entrants in our market or categories;
- the decision of wholesalers, retailers or consumers to purchase competitors' products instead of ours; or
- a general decline in beverage alcohol consumption due to consumer dietary preference changes or consumers substituting legalized marijuana or other similar products in lieu of beverage alcohol.

Our sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and other local agencies, and retailers. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons. We cannot guarantee that we will be able to increase our prices to pass along to our customers any increased costs we incur. Consolidation among spirits producers, distributors, wholesalers, suppliers, or retailers and the increased growth and popularity of the e-commerce retail environment across the consumer product goods market could create a more challenging competitive landscape for our products. Consolidation at any level could hinder the distribution and sale of our products as a result of reduced

level could hinder the distribution and sale of our products as a result of reduced attention and resources allocated to Espanita Tequila both during and after transition periods, because our brand might represent a smaller portion of the new business portfolio. Furthermore, consolidation of distributors may lead to the erosion of margins. Changes in distributors' strategies, including a reduction in the number of brands they carry, the allocation of shelf space for our competitors' brands, or private label products, may adversely affect our sales, margin, outlook, and market share. Expansion into new product categories by other suppliers, or innovation by new entrants into the market, could increase competition in our product category. Our competitors may respond to industry and economic conditions more rapidly or effectively than we do. For example, we are facing an increasingly competitive pricing environment, and our competitors may have more flexibility to adjust to such challenges. Other suppliers, as well as wholesalers and retailers of our brands, offer products that compete directly with ours for shelf space, promotional displays, and consumer purchases. Pricing (including price promotions, discounting, couponing, and free goods), marketing, new product introductions, entry into our distribution networks, and other competitive behavior by other suppliers, and by wholesalers and traditional and e-commerce retailers, could adversely affect our sales, margins, and business and financial results. While we seek to take advantage of the efficiencies and opportunities that large retail customers can offer, they often seek lower pricing and purchase volume flexibility, offer competing private label products, and represent a large number of other competing products. If the buying power of these large retail customers continues to increase, it could negatively affect our financial results. In addition, the replacement or poor performance of our major wholesalers, retailers or government agencies could result in temporary or longer-term sales disruptions or could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

We must maintain a relatively large inventory of our products to support customer delivery requirements, and if this inventory is lost due to theft, fire or other damage or becomes obsolete, our results of operations would be negatively impacted.

Our appointed importer must maintain relatively large inventories of Espanita Tequila at the licensed warehouse facilities to meet customer delivery requirements for our products. We are always at risk of loss of that inventory due to theft, fire or other damage, and any such loss, whether insured against or not, could cause us to fail to meet our orders and harm our sales and operating results.

Product recalls or other product liability claims could materially and adversely affect Espanita Tequila's brand reputation and its sales.

The success of Espanita Tequila depends upon the positive image that consumers have of it. We could decide to or be required to recall products due to suspected or confirmed product contamination, product tampering, spoilage, or other quality issues. Any of these events could adversely affect our financial results. Actual contamination, whether deliberate or accidental, could lead to inferior product quality and damage to consumers, potential liability claims, and material loss. Should a product recall become necessary, or we voluntarily recall a product in the event of contamination, damage, or other quality issue, sales of the affected product could be adversely affected. A significant product liability judgment or widespread product recall may negatively impact sales and our business and financial results. Even if a product liability claim is unsuccessful or is not fully pursued, resulting negative publicity could adversely affect our reputation with existing and potential customers and our corporate and brand image.

Potential litigation and legal disputes could expose our business to financial and reputational risk.

Major private or governmental litigation challenging the production, marketing, promotion, distribution, or sale of beverage alcohol or specific brands could affect our ability to sell our products. Because litigation and other legal proceedings can be costly to defend, even actions that are ultimately decided in our favor could have a negative impact on our business reputation or financial results. Lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices, and underage drinking. While these lawsuits have been largely unsuccessful in the past, others may succeed in the future. We could also experience employment-related class actions, environmental claims, commercial disputes, product liability actions stemming from a beverage or container production defect, a whistleblower suit, or other major litigation that could adversely affect our business results, particularly if there is negative publicity or to the extent the losses or expenses were not covered by insurance.

Dependence upon trademarks and proprietary rights, failure to protect our intellectual property rights.

Our future success depends significantly on our Managing Member's ability to protect Espanita Tequila's intellectual property from negative publicity and to defend its intellectual property rights from possible dilution or infringement. Espanita Tequila has been granted trademark registrations covering the brand and its products in the United Stated. We cannot be sure that trademark registrations will be issued with respect to any of trademark applications in other countries. We could also, by omission, fail to timely renew or protect a trademark and our competitors could challenge, invalidate or circumvent any existing or future trademarks issued to us. In addition, we may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights and the assessment of treble damages. From time to time, we may face intellectual property infringement, misappropriation, or invalidity/non-infringement claims from third parties. Some of these claims may lead to litigation. The outcome of any such litigation can never be guaranteed, and an adverse outcome could affect us negatively. Finally, we may initiate claims to assert or defend our own intellectual property against third parties. Any intellectual property litigation, irrespective of whether we are the plaintiff or the defendant, and regardless of the outcome, is expensive and time consuming, and could divert our management's attention from our business and negatively affect our operating results or financial condition.

We have limited management resources and are dependent on key executives.

We are currently relying on key individuals to continue our business and operations and, in particular, the professional expertise and services of our President and of our Chief Operation Officer. Our officers currently do not receive salaries and it is not guaranteed that they will be able to devote 100% of their time to Espanita Tequila Company since they must pursue other sources of income. If our officers choose not to serve or if they are unable to perform their duties and if we are unable to replace the current officers and managers with other qualified individuals, this could have an adverse effect on our business operations, financial condition and operating results.

Our failure to attract or retain key executive officers and to create and develop a direct sales force could adversely affect our business.

Our success depends upon the efforts and abilities of our small senior management team, as well as our ability to attract, motivate, reward, and retain professional sales personnel. You should be aware that a portion of your investment will fund the compensation of the Company's employees, including its management. The loss of services of the members of the management team as well as difficulties in hiring or retaining key employee talent, or the unexpected

loss of experienced employees could have an adverse impact on our business performance, reputation, financial condition, or results of operations. Given the changing demographics, changes in immigration laws and policies, and increased demand for talent globally, we may not be able to find the right people with the right skills, at the right time, and in the right location, to achieve our business objectives. Additionally, companies like ours may face increased labor costs as a result of aggressive hiring and/or inflated levels of compensation offered by other employers.

Our Managing Member has the ability to control the outcomes of matters submitted for members approval.

Espanita Tequila Company is a manager-managed limited liability company. We have two classes of membership interest units. Our Common Membership Units (the "Common Units") are entitled to full voting powers, including in the elections of managers, officers and management board, while our Preferred Membership Units (the "Preferred Units") may not vote except as provided by the laws of the State of Wyoming. Because investors in our Preferred Units hold no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. A majority of our Common Units is controlled by our Managing member, Spirited Ventures I, LLC, and Company's senior management and, collectively, they have the ability to control the outcome of members votes, including the election of all of our managers and officers, and the approval or rejection of any merger, change of control, or other significant corporate transactions. We believe that having a long-term-focused, committed, and engaged management provides us with an important strategic advantage. However, the interests of the Managing Member may not always be aligned with holders of other membership interests. By exercising its control, the Managing Member could cause the Company to take actions that are at odds with the investment goals of institutional investors, holders of our Convertible Notes, Preferred Unit holders or other non-controlling Investors. The day-to-day management of the Company, as well as major operational decisions, will be made exclusively by the officers and managers appointed by the Managing Member, and investors in this Offering will not have the right or power to take part in the management of the Company and will not be represented on the board of managers of the Company. Accordingly, no person should invest in our Units unless he or she is willing to entrust all aspects of management to our executive officers.

We face risks associated with celebrity endorsement.

Espanita Tequila is officially endorsed by Armando Christian Perez, known widely by his stage name Pitbull. As a part of his endorsement, Mr. Perez acts as a Global Brand Ambassador of Espanita Tequila. As a global celebrity, Mr. Perez is subject to the scrutiny of media outlets as well as of consumers. A controversial statement or action by Mr. Perez or his failure to adhere to his contractual obligations under Brand Ambassador Agreement can negatively affect the value of Espanita's Tequila trademark and cause brand's popularity and sales to decline.

We face risks associated with our need to continuously improve organizational productivity and global supply chain efficiency and flexibility.

We need to continuously evaluate productivity and efficiency of our global supply chains, of our contract suppliers and importer's operations as well as to assess opportunities to reduce costs and increase our asset base. We must continuously work towards enhancing quality, speed and flexibility to meet changing market conditions and economic uncertainty. Our success also depends on refining our cost structure and supply chains to promote a consistently flexible and low-cost supply chain that can respond to market changes and pressures to protect profitability and cash flow or ramp up quickly and efficiently to meet increased demand and avoid supply interruptions. Failure to achieve the desired level of quality, efficiency, capacity or cost reductions in all areas of business operations, including advertising and promotions, could impair our financial results. Despite proactive efforts to manage contract suppliers, the importer and other service providers, impose cost controls and increase efficiencies in our facilities, our competitors may be more successful in these efforts. There can be no assurances that even if we are successful in our efforts, we will experience increased operating margins and improved profitability.

We compete in the distilled spirits industry, which is brand-conscious, so establishing a widespread brand name recognition and acceptance of Espanita Tequila is crucial to our success. The failure to execute successful branding and marketing campaigns could negatively affect our business results.

The Company's growth is largely dependent on broad market acceptance of Espanita Tequila and the ability of the management to develop and execute effective advertisement, marketing and promotion programs for Espanita Tequila that would develop widespread brand recognition and awareness for Espanita Tequila among consumers of legal drinking age. If we fail to successfully promote Espanita brand awareness or if we incur significant expenses promoting and maintaining Espanita brand name, our financial results may be negatively impacted. While the Company believes that there will be significant customer demand for Espanita Tequila and is developing marketing plans to engage consumers and create robust target customer base for the brand, there is no assurance that we can achieve broad market acceptance for Espanita Tequila. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

We may require additional capital, which we may not be able to obtain on acceptable terms, or at all. Our inability to raise such capital, as needed, on beneficial terms or at all could restrict our future growth and severely limit our operations.

We have very limited capital compared to other companies in our industry. This may limit our operations and growth, including our ability to continue developing extensions of Espanita product line, service our debt obligations, maintain adequate inventory levels, penetrate new markets, attract new customers and enter into new distribution relationships. If we have not generated sufficient cash from operations to finance additional capital needs, we will need to raise additional funds through private or public equity and/or debt financing. We cannot assure you that, if and when needed, additional financing will be available to us on acceptable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital our existing unit holders may experience dilution and the new securities may have rights, preferences and privileges senior to those of our Common and preferred Units.

The Investors will suffer dilution from issuances of additional Units.

To carry out its business plan, the Company will likely need to raise capital in the future in addition to the current Offering. Such additional capital may be raised through the sale of securities with a price less than, and rights superior to those offered to the Investors in this Offering. Holders of our Preferred Units will not be entitled to any preference to purchase additional Preferred Units or any other securities or membership units in the Company in the event of additional securities offerings. Potential further equity or debt financing may be dilutive to existing holders of membership interests, and Investors in this Offering, or result in an issuance of securities whose rights, preferences and privileges are senior to

in an issuance of securities whose rights, preferences and privileges are senior to those of other holders of membership interests. Such future equity offerings would also result in a dilution of your interest in the Company; and there can be no assurance that the effects of such dilution will not be substantial. Additionally, any new class units that might hereafter be issued by the Company may negatively impact the Company's then-existing holders of membership units.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. You may only receive limited disclosures.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. This Offering is made under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder, with limited disclosures comparatively to those of publicly traded companies. In addition, since the Company is at an early stage it may only be able to provide limited information about its business plans and operations because it does not have fully developed operations or a long history.

There is no assurance that our future operations will result in profitable revenues.

We expect to make continued significant investments in Espanita Tequila's marketing and sale operations, innovation and product extensions and may incur significant administrative expenses as we seek to grow the brand. We also anticipate that our cash needs will exceed our income from marketing and financing fees for the near future. Also, we may find that our expansion plans are more costly than we anticipate and that they do not ultimately result in commensurate increases in revenues. We expect we can experience losses and negative cash flow from operations in the future, some of which could be significant. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee this result and we do not have the operational history to support any assumption about future profitability. Results of operations will depend upon numerous factors, some of which are beyond our control, including market acceptance of Espanita Tequila, new product introductions and brand extensions, and competition.

There is no guarantee that Espanita® brand and its intellectual property assets will be acquired in the merger or acquisition.

While the management believes that a successful execution of the management's plans regarding growth of Espanita Tequila should develop the brand in an attractive target for a potential merger and/or acquisition in the future, there cannot be any assurance that this will happen and there is no guarantee that the brand will be acquired at the desired price, or at all. The distilled spirits business is highly competitive, and it is possible that the brand will not be selected for a merger or acquisition. In this case, the holders of our Units will have very limited opportunities for exist and may have to hold their Units indefinitely.

We do not anticipate that we will pay any cash distributions to holders of our Units in the foreseeable future.

The Company is taxed as a C-corporation and has never declared or paid any cash distributions on its common or preferred membership units. For the foreseeable future, the Company intends to direct any earnings from its operations to finance the development and expansion of its business and does not anticipate paying any cash distributions to Unit holders. No individuals expecting or needing income from cash distributions or dividends should invest in the Company.

We are a newly formed company, which has a limited operating history and no cash flows from operations. As a result, the Company's future revenue and operating results are unpredictable and may fluctuate significantly.

Espanita Tequila Company was formed as a limited liability company on 15th of January 2020. Our business prospects are difficult to evaluate because we are a development stage company and dependent upon profitable future operations. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Because of our short operating history, it is more difficult to accurately assess our growth rate and earnings potential. It is possible that the Company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; problems in developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies and new entrants in the industry; and difficultly recruiting and retaining qualified employees for management and other positions as well as adverse changes in general economic, industry and regulatory conditions and requirements. The Company may face these and other difficulties in the future, some of which may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot assure potential Investors that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

Management has full discretion to use the proceeds from the Offering.

Our management is entrusted to make decisions in the best interest of the Company. That includes using their discretion when applying the proceeds of this Offering to our operations. While we state what our intended uses might be, changed circumstances in the Company's operations or in overall distilled spirits industry environment or in national and global economy as well as an emergence of new opportunities or challenges may result in our uses of proceeds that differ materially from what is currently planned.

The pricing, terms and conditions of this Offering were arbitrarily determined by the Company.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The price of Preferred Units offered herein bears no relationship to any established criteria of value such as book value or earnings per units, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared or anticipated to be prepared.

There is no public market for the Preferred Units of the Company and there is no guarantee that such market will develop in the foreseeable future.

At present, there is no public or other trading market for our Preferred Units, and we cannot assure that a trading market will ever develop. An investment in the Company is an illiquid investment and to invest in the Company's Units, you must represent that you are acquiring the Units for investment and not with a view to distribution or resale, that you understand the Units are not readily transferable and that you must be ready bear the economic risk of an investment for an

indefinite period of time. The Company has no current plans to be acquired or to sell its securities in a public offering. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If such liquidity event does not happen, the Investors in the Units could be left holding the securities in perpetuity. Thus, there can be no assurance that you will be able to liquidate your investment in case of an emergency or if you otherwise desire to do so. Investments in the Company's Units should therefore be considered only by Investors financially able to maintain their investment for an extended period of time and who can afford a loss of all or a substantial part of their investment.

An investment in our Units is highly speculative and there can be no assurance of any return on your investment.

Investors in this Offering will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment. An investment in our Preferred Units is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely. Investment in the Company is speculative and involves a high degree of risk. There can be no guarantee that an Investor will realize a substantial return on the investment, or any return at all, or that the Investor will not lose the entire investment. For this reason, each prospective Investor should read this whole Offering Materials and all documents in the applicable Subscription Documents carefully and should consult with his, her, or its own legal counsel, accountant(s), or business advisor(s) prior to making any investment decision. Neither the Company nor its agents or any other person or entity makes any representation or warranty as to the future profitability of the Company or of an investment in the Units.

Investors in this Offering face dissolution risks if Espanita® Tequila brand is sold in a merger or acquisition.

According to our Operating Agreement, the Company may be dissolved by its Managing Member if the Managing Member receives and accepts an offer for sale of Espanita Tequila's registered trademarks and other intellectual property rights and assets (the "Brand Sale"). The offer for the Brand Sale will be evaluated and accepted by the Managing Member in its sole discretion and Investors in this Offering will have no control of the Brand Sale, and its terms and conditions.

Investors in this Offering will not be entitled to a jury trial with respect to claims arising under our Subscription Agreement, the Company's Operating Agreement and other Investor agreements, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.

Investors in this offering will be bound by the Subscription Agreement, Operating Agreement and other Investor agreements (collectively, the "Agreements"), each of which includes a provision under which Investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the Agreements, including any claims made under the federal securities laws. If a lawsuit is brought against the Company under any of the Agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. By signing these Agreements, the Investor warrants that the Investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the Investor's jury trial rights following consultation with the Investor's legal counsel.

The Operating Agreement of the Company and the other Investor agreements have forum selection provisions that require disputes be resolved in state or federal courts in the State of Wyoming, regardless of convenience or cost to the investors.

In order to invest in this Offering, investors must agree to resolve all disputes arising under the Subscription Agreement, Operating Agreement and other investor Agreements in state or federal courts located in the State of Wyoming, for the purpose of any suit, action or other proceeding arising out of or based upon any of the Agreements. These forum selection provisions may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The Company may not be able to manage its potential growth.

For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. In addition, this expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement new operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

The Company has made assumptions in its projections and in forward looking statements that may not be accurate.

The discussions and information in this Offering may contain both historical and pro forma or "forward-looking statements" which can be identified by the use of forward-looking terminology including the terms "believes," "anticipates," "continues," "expects," "intends," "may," "will," "would," "should," or, in each case, their negative or other variations or comparable terminology. The assumptions and facts upon which such pro forma financials and projections are based are subject to variations that may arise as future events actually occur and to a complex series of events, many of which are outside the Company's control. Any projections included herein are based on assumptions made by management of the Company about future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate projections and may differ significantly. You should not place undue reliance on forward-looking statements. These forward-looking statements include matters that are not historical facts. Forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements contained in this Offering, based on past trends or activities, should not be taken as a representation that such trends or activities will continue in the future. To the extent that this Offering contains forward-looking statements regarding the financial condition, operating results, business prospects, or any other aspect of the Company's business, please be advised that the Company's actual financial condition, operating results, and business performance may differ materially from that projected or estimated by the Company. The Company has attempted to identify, in context, certain of the factors it currently believes may cause actual future experience and results to differ from its current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, lack of market acceptance, reduction of consumer demand, unexpected costs and operating deficits, lower sales and revenues than forecast, default on leases or other indebtedness, loss of suppliers, loss of supply, loss of distribution and service contracts, price increases for capital, supplies and materials, inadequate capital, inability to raise capital or financing, failure to obtain customers, loss of

customers and failure to obtain new customers, the risk of litigation and administrative proceedings involving the Company or its employees, loss of government licenses and permits or failure to obtain them, higher than anticipated labor costs, the possible acquisition of new businesses or products that result in operating losses or that do not perform as anticipated, resulting in unanticipated losses, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be referred to in this Offering.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY THE MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT THE COMPANY. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE UNITS AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE.

Marina Wilson and Patrick Wilson are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 10% - General and Administrative;

57.5% - Purchasing of packaging components and financing of product acquisition;

25% - Advertising and Marketing;

7.5%: Wefunder fee

If we raise: **$5,000,000**

Use of Proceeds: 15% - Salaries and Commissions;

7.5% - Research and development;

40% - Purchasing of packaging components and financing of product acquisition;

20% - Advertising and Marketing;

10% - General and Administrative;

7.5%: Wefunder fee.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will

be cancelled and the committed funds will be returned.

An Investor's right to cancel. **An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. **The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $37,500,000.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Espanita Tequila Company, LLC is offering up to 2,075,000 Preferred Membership Units, at a price per unit of $2.50.

Investors in the first $750,000.00 of the offering will receive units at a price per unit of $2.00, and a pre-money valuation of $30,000,000.00

The campaign maximum is $5,000,000 and the campaign minimum is $50,000.00.

Bonus Units

Tier 1: 7.5% Bonus Units.
Investors who invest between $25,000.00 and $49,999.00 will receive a 7.5% bonus for any Preferred Membership Units they purchase in this Offering. For example, if you buy 10,000 Preferred Membership Units at $2.50 / Unit, you will receive 10,750 Units of non-voting Preferred Membership Units of the Company, meaning you'll own 10,750 Preferred Membership Units for $25,000. Fractional units will not be distributed, and unit bonuses will be determined by rounding down to the nearest whole unit. Investors will only receive a single Unit Bonus, which will be the highest bonus rate they are eligible for. If the investment is eligible for an "early bird" discount as defined in the Company's Subscription Agreement. the "early bird" discount will be applied first and then the amount of bonus units will be calculated. For example, if you invest $25,000 under "early bird" terms, then 12,500 Preferred Membership Units at a discounted purchase price of $2.00 / Unit will be subject to Tier 1 Bonus discount and you will receive 13,437 Preferred Membership Units for $25,000 investment.

Tier 2: 15% Bonus Units
Investors who invest between $50,000.00 and $99,999.00 will receive a 15% bonus for any Preferred Membership Units they purchase in this Offering. For example, if you buy 20,000 Preferred Membership Units at $2.50 / Unit, you will receive 23,000 Units of non-voting Preferred Membership Units of the Company, meaning you'll own 23,000 Preferred Membership Units for $50,000. Fractional units will not be distributed, and unit bonuses will be determined by rounding down to the nearest whole unit. Investors will only receive a single Unit Bonus, which will be the highest bonus rate they are eligible for. If the investment is eligible for an "early bird" discount as defined in the Company's Subscription Agreement, the "early bird" discount will be applied first and then the amount of bonus units will be calculated. For example, if you invest $50,000 under "early bird" terms, then 25,000 Preferred Membership Units at a discounted purchase price of $2.00 / Unit will be subject to Tier 2 Bonus discount and you will receive 28,750 Preferred Membership Units for $50,000 investment.

Tier 3: 20% Bonus Units
Investors who invest $100,000.00 or more will receive a 20% bonus for any Preferred Membership Units they purchase in this Offering. For example, if you buy 40,000 Preferred Membership Units at $2.50 / Unit, you will receive 48,000 Units of non-voting Preferred Membership Units of the Company, meaning you'll own 48,000 Preferred Membership Units for $100,000. Fractional units will not be distributed, and unit bonuses will be determined by rounding down to the nearest whole unit. Investors will only receive a single Unit Bonus, which will be the highest bonus rate they are eligible for. If the investment is eligible for an "early bird" discount as defined in the Company's Subscription Agreement, the "early bird" discount will be applied first and then the amount of bonus units will be calculated. For example, if you invest $100,000
under "early bird" terms, then 50,000 Preferred Membership Units at a purchase price of $2.00 / Unit will be subject to Tier 3 Bonus discount and you will receive 60,000 Preferred Membership Units for $100,000 investment. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the

Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company.As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those votings rights may be exercised by the investor or his or her proxy. The applicable proxy is theLead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

With respect to those voting rights, the investor and his, her, or its transfereesor assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor.Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Membership Units	12,000,000	146,250	No
Common Membership Units	15,000,000	15,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Common units have voting rights and preferred units have no voting rights. Preferred units have liquidation preferences over common units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the common unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the common unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The common unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The common unitholders** have the right to redeem their securities at any time. Common unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	01/20/21
Amount	$300,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	01/21/25

During October 2020 through December 2021, the Company issued twelve convertible notes payable (the "Convertible Notes") for a total of $300,000. The Convertible Notes have a 6.0% interest rate and mature four-years from the date of issuance (October 2024 through December 2024). The Convertible Notes have a $15.0 million Valuation Cap (as defined in the Convertible Notes agreement).

In the event that the Company issues and sells membership units (the "Equity Securities") on or before the maturity date of the Convertible Notes in a Qualified Financing of greater than $1.0 million (as defined in the Convertible Note agreement), excluding the conversion of the Convertible Notes, then, the outstanding principal amount and unpaid accrued interest of the Convertible Notes will automatically convert without any further action by the Convertible Note holder into Equity Securities of the Company at a conversion price equal
to the lesser of (i) the price paid per unit for Equity Securities in the Qualified Financing multiplied by 0.8, or (ii) the quotient resulting from dividing a $15.0 million Valuation Cap by the number of outstanding Equity Securities of the Company immediately prior to the Qualified Financing (assuming conversion of all
outstanding options and warrants, but excluding the membership units to be issuable upon the conversion of the Convertible Notes or other convertible securities issued for capital raising purposes (e.g. Simple Agreements for Future Equity)). The issuance of Preferred Units pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Preferred Units sold in the Qualified Financing.

If the Company is dissolved by its Managing Member pursuant to Section 13 of the Company's Operating Agreement as a result of a sale of Espanita® registered USA trademark and other intellectual property assets held by Spirited Ventures I, LLC in an arm's length transaction with a third-party buyer, then the outstanding
principal amount of the Convertible Notes any unpaid accrued interest shall automatically convert without any further action by the Holder into Preferred units of the Company at a conversion price equal to the quotient resulting from dividing $15.0 million Valuation Cap by the number of outstanding Equity Securities of the
Company immediately prior to the date of dissolution (assuming conversion of all outstanding options, warrants and any other units reserved for future issuance under equity inceptive plans of the Company, but excluding the membership units to be issuable upon the conversion of the Convertible Notes or other indebtedness). Additionally, all Equity Securities of the Company that are issued and outstanding prior to the date of dissolution will be consequently converted into equity securities of Spirited Ventures I, LLC of the same class,
rights, privileges and obligations and in the same percentage of ownership pursuant to the terms and conditions of Section 13 of the Company's Operating Agreement.

If the Company's Gross Revenue (as defined in the Convertible Note agreement) exceeds $1,500,000 in the preceding consecutive twelve (12) month period as evidence by unaudited financial statements, prepared by a Certified Public Accountant according to Generally Accepted Accounting Principles (GAAP), then the outstanding principal amount of the Convertible Notes and any unpaid accrued interest shall automatically convert without any further action by the Holder into Preferred units of the Company at a conversion price equal to the quotient resulting from dividing $15.0 million Valuation Cap by the number of outstanding Equity Securities of the Company immediately prior to the Gross Revenue date (assuming conversion of all outstanding options, warrants and any other units reserved for future issuance under equity inceptive plans of the Company, but excluding the membership units to be issuable upon the

conversion of the Convertible Notes or other indebtedness.

If these notes have not been previously converted, then the Holder may elect to convert the Convertible Notes and any accrued but unpaid interest into fully paid and non-assessable Preferred Units of the Company at a conversion price equal to the quotient of the $15.0 million Valuation Cap divided by the number of outstanding, fully diluted number of Equity Securities immediately prior to the Voluntary Conversion Date, including all outstanding options, warrants and any other units reserved for future issuance under equity inceptive plans of
the Company, but excluding the membership units to be issuable upon the conversion of the Convertible Notes or other indebtedness. The Holder is permitted to make this election at any time prior to the maturity date of
the Convertible Notes.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2021	Regulation D, Rule 506(b)	Convertible Note	$300,000	General operations
10/2021	Regulation D, Rule 506(c)	Preferred stock	$250,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the some calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Espanita is 100% Blue Agave super-premium tequila brand. It disrupts tequila industry by offering consumers a genuine craft spirit of excellent quality, created by artisanal production techniques developed and perfected by generations of Mexican "tequilero" over 400 years, but presented in an upscale packaging at highly affordable retail shelf prices.

From brand's USA launch in 2017 and until 2020 the sales and marketing of Espanita Tequila were managed by Double Eagle Imports, a federally licensed importer of distilled spirits that also handles importation and distribution of several other brands of alcoholic beverages, some of them directly competing with Espanita. A new limited liability company, Espanita Tequila Company, was established in 2020 to provide a dedicated oversight of Espanita's marketing and sales and to ensure that the funds raised from investors are applied for marketing and sales management of Espanita Tequila. Double Eagle Imports will be handling certain functions for Espanita Tequila that require federal and state issued licenses and permits, such as US customs clearance, and will be paying Espanita Tequila Company marketing fees for every case sold. The separation of brand's intellectual property assets and the activities related to brand' marketing, advertising and sales management in a new entity is also a part of Brand Ambassador Agreement executed with Armando Christian Perez (Pitbull). The management believes that this business structure is not only crucial for safeguarding investor's interests in a brand but also will be instrumental in attracting a potential buyer for the brand, with such buyers being interested solely in brand's IP assets and distribution footprint and not in acquiring an importation company.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Espanita Tequila Company, LLC was incorporated in the State of Wyoming in

Espanita Tequila Company, LLC was incorporated in the State of Wyoming in January 2020.

Since then, we have:

- Endorsed by GRAMMY®-winning international superstar and Music Icon Pitbull (Armando Christian Perez)
- Had rapid expansion: launched in 2017, sold in 20 States and expanding to 6 additional states.
- Sold in major national and regional liquor chains: Walmart, Publix Liquors, Total Wine, Binny's, Liquor Barn, ABC Fine Wine and Spirits and Crown Liquors.
- Launched robust E-commerce platform enabling online sales across the US and is now sold on such leading e-commerce websites as ReserveBar and Drizzly
- Had our high quality confirmed by numerous Gold Medals, awards, and high ratings for taste and presentation.
- Conducted a major marketing campaign with partners such as Chilled Magazine, Vinepair, Tasting Panel Magazine.
- An executive team with more than 30 years of combined experience in craft spirits industry.

Historical Results of Operations

Our company was organized in January 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $72,480. For the period ended December 31, 2020, the Company had revenues of $0.
- *Assets*. As of December 31, 2021, the Company had total assets of $427,200, including $167,757 in cash. As of December 31, 2020, the Company had total assets of $292,252, including $292,252 in cash.
- *Net Loss*. The Company has had net losses of $143,019 for 2021 and $2,554 for 2020.
- *Liabilities*. The Company's liabilities totaled $320,190 for 2021 and $292,233 for 2020.

Liquidity & Capital Resources

To date, the company has been funded with $300,000 in convertibles and $250,000 in equity.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Espanita Tequila Company, LLC cash in hand is $167,757 as of December 2021.Over the last three months of 2021, revenues have averaged $7,537 month; which consisted of $1,497 per month in average interest income and $6,040 in marketing fees , cost of goods sold has averaged $0 month, and operational expenses have averaged $5,805.67 month, for an income rate of $1,731.33 per month. Our intent is to increase the profitable trend even further during 2022.

Since the date of our financial statements, there have been no material changes or trends in our finances or operations.

In 3-9 months, the Company expects that its monthly revenue will be around $18,000 - $36,000 per month and will continue to increase with sales growth of Espanita Tequila. The Company expects that average monthly expenses in the next 3 to 6 month will be approximately $5,000 to $7,500. We expect to need approximately $250,000 in capital to reach these forecasts, although these projections cannot be guaranteed.

Outside of the funds raised in this offering, we do not have any other sources of capital to rely on.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Patrick Wilson, certify that:

(1) the financial statements of Espanita Tequila Company, LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Espanita Tequila Company, LLC included in this Form reflects accurately the information reported on the tax return for Espanita Tequila Company, LLC filed for the most recently completed fiscal year.

Patrick Wilson
COO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent

or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for

cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.espanita-tequila.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird 110422 Espanita Tequila Subscription Agreement (updated EB)
- SPV Subscription Agreement
- 110422 Espanita Tequila Subscription Agreement (updated EB)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Marina Wilson
- Patrick Wilson

Appendix E: Supporting Documents

- Espanita_Operating_Agreement_5.3.21.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird 110422 Espanita Tequila Subscription Agreement (updated EB)
- SPV Subscription Agreement
- 110422 Espanita Tequila Subscription Agreement (updated EB)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

Marina Wilson

Patrick Wilson

Appendix E: Supporting Documents

Espanita_Operating_Agreement_5.3.21.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Espanita Tequila Company, LLC

By

Patrick Wilson

Chief Operations Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Maryna Wilson

President
11/4/2022

Patrick Wilson

Chief Operations Officer
11/4/2022

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.